UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

ICTV Brands, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

44931J100

(CUSIP Number)

Norman H. Pessin

Sandra F. Pessin

Brian L. Pessin

Diana S. Pessin

366 Madison Avenue, 14th Floor

New York, NY 10017

(212) 661-2670

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 23, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 44931J100

1	NAME OF REPORTING PERSON

NORMAN H. PESSIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,240,484
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,240,484
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,240,484
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP NO. 44931J100

1	NAME OF REPORTING PERSON

SANDRA F. PESSIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,696,079
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,696,079
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,696,079
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.9%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP NO. 44931J100

1	NAME OF REPORTING PERSON

BRIAN L. PESSIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,989,651
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,989,651
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,989,651
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. 44931J100

1	NAME OF REPORTING PERSON

DIANA S. PESSIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		57,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

57,200
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

57,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 44931J100

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On April 23, 2018, the Reporting Persons filed with the Securities and Exchange Commission (the “SEC”) a preliminary consent solicitation statement in connection with their anticipated solicitation of written consents (the “Consent Solicitation”) from the stockholders of the Issuer to consent to the following actions without an annual or special meeting of stockholders, as authorized by Section 78.320 of the Nevada Revised Statutes, the Issuer’s Amended and Restated Articles of Incorporation (the “Charter”) and the Issuer’s Amended and Restated Bylaws, as amended (the “Bylaws”):

(i)	Repeal any provision of the Bylaws in effect at the time this Proposal becomes effective, including any amendments thereto, which was not included in the Bylaws that were in effect as of the date of the initial filing of the Consent Solicitation with the SEC on April 23, 2018 (the “Bylaw Restoration Proposal”) ; and
(ii)	Remove without cause three members of the Issuer’s Board of Directors (the “Board”): Kelvin Claney, Stephen Jarvis and Donald McDonald Jr., and each person elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships on or after the date of the initial filing of the Consent Solicitation with the SEC on April 23, 2018 and prior to the effectiveness of the Proposals (the “Removal Proposal”).

The Reporting Persons are soliciting consents in favor of the adoption of the Removal Proposal because we believe changes to the incumbent Board are needed to hold the Issuer’s leadership accountable and take necessary measures to turn the Issuer around. In addition, the Reporting Persons are soliciting your consent in favor of the adoption of the Bylaw Restoration Proposal to ensure that the incumbent Board does not limit the effect of the consent to the removal of the incumbent members of the Board through changes to the Bylaws following the date of the initial filing of the Consent Solicitation with the SEC on April 23, 2018.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 52,303,725 shares of Common Stock outstanding as of November 30, 2017, which is the total number of Shares reported outstanding in the Issuer’s definitive proxy statement filed with the SEC on December 4, 2017.

A.	Norman H. Pessin
(a)	As of the close of business on April 23, 2018, Norman H. Pessin beneficially owned 2,240,484 Shares.

Percentage: Approximately 4.3%

6

CUSIP NO. 44931J100

(b)	1. Sole power to vote or direct vote: 2,240,484
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,240,484
4. Shared power to dispose or direct the disposition: 0

(c)	Norman H. Pessin has not entered into any transactions in the Shares during the past sixty days.
B.	Sandra F. Pessin
(a)	As of the close of business on April 23, 2018, Sandra F. Pessin beneficially owned 5,696,079 Shares.

Percentage: Approximately 10.9%

(b)	1. Sole power to vote or direct vote: 5,696,079
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,696,079
4. Shared power to dispose or direct the disposition: 0

(c)	Sandra F. Pessin has not entered into any transactions in the Shares during the past sixty days.

C.	Brian L. Pessin
(a)	As of the close of business on April 23, 2018, Brian L. Pessin beneficially owned 1,989,651 Shares, which includes 73,458 Shares which are held in trust for the benefit of his children, which trust Brian L. Pessin controls, and 94,300 Shares which are controlled by Brian L. Pessin but held for the benefit of his minor children.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 1,989,651
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,989,651
4. Shared power to dispose or direct the disposition: 0

(c)	Brian L. Pessin has not entered into any transactions in the Shares during the past sixty days.

D.	Diana S. Pessin
(b)	As of the close of business on April 23, 2018, Diana S. Pessin beneficially owned 57,200 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 57,200
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 57,200
4. Shared power to dispose or direct the disposition: 0

(c)	Diana S. Pessin has not entered into any transactions in the Shares during the past sixty days.

7

CUSIP NO. 44931J100

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2018

/s/ Norman H. Pessin
Norman H. Pessin

/s/ Sandra F. Pessin
Sandra F. Pessin

/s/ Brian L. Pessin
Brian L. Pessin

/s/ Diana S. Pessin
Diana S. Pessin

8